APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Emerald City Plant Shop LLC
Profit and Loss
January - December 2022

	Current Period 12-31-22	Prior Period 12-31-21
Income		
Discount Income	-5,491.54	
Sales	212,378.83	
Uncategorized Income	0.00	
Donation	8,958.28	
Total Uncategorized Income	$ 8,958.28	
Total Income	$ 215,845.57	
Cost of Goods Sold		
Cost of goods sold	79,578.51	
Cost of labor - COGS	408.44	
Freight in - COGS	1,183.31	
Supplies & materials - COGS	1,575.13	
Total Cost of goods sold	$ 82,745.39	
Total Cost of Goods Sold	$ 82,745.39	
Gross Profit	$ 133,100.18	
Expenses		
Advertising & marketing	1,213.02	
Website ads	128.10	
Total Advertising & marketing	$ 1,341.12	
Business licenses	25.00	
Contract labor	9,361.11	
General business expenses	0.00	
Bank fees & service charges	760.62	
Continuing education	850.00	
Memberships & subscriptions	1,429.88	
Total General business expenses	$ 3,040.50	
Insurance	3,303.00	
Meals	266.24	
Meals with clients	7.42	
Team meals	955.62	
Total Meals	$ 1,229.28	
Office expenses	25.44	
Printing & photocopying	1,180.79	
Shipping & postage	3,795.40	
Small tools & equipment	100.00	
Software & apps	562.45	
Total Office expenses	$ 5,664.08	

PayPal Fees		4.22	
Payroll expenses		8,050.57	
Salaries & wages		5,398.72	
Total Payroll expenses	$	**13,449.29**	
Rent		0.00	
Building & land rent		26,289.99	
Market Rent		2,061.25	
Total Rent	$	**28,351.24**	
Repairs & maintenance		2.00	
Square Fees		16,066.11	
Supplies		3,118.79	
Supplies & materials		605.45	
Total Supplies	$	**3,724.24**	
Taxes paid		8,386.50	
Payroll taxes		739.77	
Property taxes		790.73	
Total Taxes paid	$	**9,917.00**	
Travel		392.11	
Vehicle rental		817.87	
Total Travel	$	**1,209.98**	
Uncategorized Expense		227.75	
Utilities		2,774.67	
Electricity		1,834.58	
Heating & cooling		785.17	
Internet & TV services		158.37	
Phone service		1,031.39	
Water & sewer		292.40	
Total Utilities	$	**6,876.58**	
Total Expenses	$	**103,792.50**	
Net Operating Income	$	**29,307.68**	
Other Income			
Interest earned		0.33	
Total Other Income	$	**0.33**	
Other Expenses			
Vehicle expenses		89.00	
Parking & tolls		1,068.04	
Vehicle gas & fuel		1,147.15	
Vehicle insurance		973.32	
Total Vehicle expenses	$	**3,277.51**	
Total Other Expenses	$	**3,277.51**	
Net Other Income	-$	**3,277.18**	
Net Income	$	**26,030.50**	

Emerald City Plant Shop LLC
Balance Sheet - unaudited
For the period ended 12/31/22

	Current Period	Prior Period
	31-Dec-22	31-Dec-21
ASSETS		
Current Assets:		
Cash	$ 7,000.15	$ -
Petty Cash	-	-
Accounts Receivables	2,700.00	-
Inventory	12,500.00	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	22,200.15	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 22,200.15	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 2,300.00	$ -
Business Credit Cards	-	-
Sales Tax Payable	7,000.00	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		9,300.00		-
Long-Term Liabilities:				
Notes Payable		19,778.00		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		19,778.00		-
EQUITY				
Capital Stock/Partner's Equity		(6,877.85)		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		(6,877.85)		-
TOTAL LIABILITIES & EQUITY	$	**22,200.15**	$	-
Balance Sheet Check		-		-

I, Quontay Turner, certify that:

1. The financial statements of Emerald City Plant Shop LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Emerald City Plant Shop LLC included in this Form reflects accurately the information reported on the tax return for Emerald City Plant Shop LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Quontay Turner

Title: Owner